UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2018
Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 .

Publicly Held Company Corporate Taxpayer ID No. 60.746.948/0001-12

Final Summary Voting Map of the Special Shareholders’ Meeting of March 12, 2018, at 4 p.m.

     Banco Bradesco S.A. informs its shareholders, clients and the market in general, according to CVM Instruction No. 481/09, as amended, the Final Summary Voting Map (Attachment) which consolidates the remote votes from its shareholders and the votes of the shareholders attending the meeting, with the indications of total approvals, rejections and abstentions to the matter approved at the Special Shareholders Meeting held on this date.

Cidade de Deus, Osasco, SP, March 12, 2018

Banco Bradesco S.A.

Alexandre da Silva Glüher
Executive Vice President

Banco Bradesco S.A.
Type of Shareholders’ Meeting Special Shareholders’ Meeting
Date	Time
March 12, 2018	4:15 p.m.

Final Summary Voting Map of the Special Shareholders’ Meeting of Banco Bradesco S.A. (“Company”), composed of votes that were received as Remote Voting Forms and votes of the Company’s shareholders that attended the meeting on this date, according to CVM Instruction 561. The data contained in this document reflect the information available in our bookkeeping system until today.

Summary Map – March 12, 2018			Common Shares

Agenda		Vote	Position	% of Common	% of Voting Participation
				Shares
1	To increase the capital stock in R$8,000,000,000.00, increasing it from R$59,100,000,000.00 to R$67,100,000,000.00, with bonus stock, at the ratio of 1 new share to each 10 shares of the same type, by means of capitalization of part of the balance of the “Profit Reserves – Statutory Reserve”	Approve	2,564,063,098	84.08284%	99.92%
		Reject	121	0.00000%	0.00%
		Abstain	2,164,402	0.07098%	0.08%

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: March 13, 2017

BANCO BRADESCO S.A.

By:	/S/ Alexandre da Silva Glüher Alexandre da Silva Glüher Executive Vice President

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.